SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 13, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ri

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation
BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly-held Company	Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF):	Corporate Taxpayer’s ID (CNPJ/MF):
76.535.764/0001-43	02.570.688/0001-70
Corporate Registry: 53 3 0000622-9	Corporate Registry: 53 3 0000581- 8

Notice to Shareholders

Brasil Telecom S.A. and Brasil Telecom Participações S.A. announce to the market the proposal for the total remuneration of the Companies’ management, which will be voted in their respective Extraordinary General Shareholders’ Meetings to be held on March 18th, 2008. The proposal is available in the Companies’ headquarter since the publication of the Shareholders Meetings’ Summons Notices, on January 31st, 2008, and is now also available in the Companies’ Investor Relations website (www.brasiltelecom.com.br/ir) in the section “Shareholders’ Meetings”.

Brasília, March 13th, 2008.

Paulo Narcélio Simões Amaral
Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.

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Total Remuneration of the Company’s Management Approved / Realized in 2007 and Management’s Proposal for Shareholders’ Meeting - 2008

R$ Thousand
Brasil Telecom S.A.	2007		2008
	Approved	Realized	Proposal
Annual Remuneration of the Board of Directors	1,400	840	1,400
Annual Remuneration of the Senior Management (*)	33,700	17,870	41,400
Total	35,100	18,710	42,800

Brasil Telecom Participações S.A.	2007		2008
	Approved	Realized	Proposal
Annual Remuneration of the Board of Directors	2,000	990	1,200
Annual Remuneration of the Senior Management (*)	5,630	382	6,600
Total	7,630	1,372	7,800

Obs.: (*) Annual remuneration composed of:
(i )    Salaries, Allowance , Benefits , Bonuses ; and
(ii)    Wages for strategic management of remuneration under the responsiblity of the Board of Directors, which includes wages destined for hiring and/or laying off executives.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.